SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)     .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

This Amendment to the Form 6-K of Brasil Telecom Participações S.A. furnished to the U.S. Securities and Exchange Commission on August 13, 2009 is being furnished solely to correct a typographical error in Exhibit 2 to that Form 6-K. In the Part VI of the Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 7, 2009, the discussion of the proposed amendment to the bylaws of Brasil Telecom Holding incorrectly stated that following the amendment the subscribed share capital of Brasil Telecom Holding would be R$2,844,000,000.00. The correct amount is R$2,845,000,000.00. The corrected English translation of the Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 7, 2009 is furnished herewith.

EXHIBIT INDEX

Exhibit 1	Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom Participações S.A. held on August 7, 2009 (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer